14049933

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8 - 67993

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **1/1/2013** (MM/DD/YY) AND ENDING **12/31/2013** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

About Corporate Finance Corporation

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

39 Broadwy - Suite 3300
(No. and Street)

New York	**New York**	**10006**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Howard Spindel — (Area Code -- Telephone No.) **212.897.1688**

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

YSL & Associates LLC
(Name -- *if individual, state last, first, middle name*)

11 Broadway - Suite 700	**New York**		**10004**
(Address)	(City)		(Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
APR 11 2014
REGISTRATIONS BRANCH
13

CHECK ONE:
- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02) ***Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.***

ABOUT CORPORATE FINANCE CORPORATION

Statement of Financial Condition

December 31, 2013

OATH OR AFFIRMATION

I, Howard Spindel, swear (or affirm) that, to the best of my knowledge and belief the accompanying statement of financial condition pertaining to the firm of About Corporate Finance Corporation, as of December 31, 20 13, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

No exceptions

Signature

FINOP and CCO

Title

Notary Public

CARL GOODMAN
Notary Public, State of New York
No. 01GO9821038
Qualified in Rockland County
Commission Expires March 30, 2014

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [ ] (c) Statement of Operations.
- [ ] (d) Statement of Cash Flows
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [ ] (o) Independent auditor's report on internal accounting control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ABOUT CORPORATE FINANCE CORPORATION
STATEMENT OF FINANCIAL CONDTION
DECEMBER 31, 2013

TABLE OF CONTENTS

YSL & Associates LLC
Certified Public Accountants | Member of Parker Randall International
11 Broadway, Suite 700, New York, NY 10004 Tel: (212) 232-0122 Fax: (646) 218-4682

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors and Shareholder of
About Corporate Finance Corporation

We have audited the accompanying statement of financial condition of About Corporate Finance Corporation (the "Company") as of December 31, 2013 that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the statement of financial condition in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the statement of financial condition that is free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on the statement of financial condition based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the statement of financial condition. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the statement of financial condition, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the statement of financial condition in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the statement of financial condition.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of About Corporate Finance Corporation as of December 31, 2013 in accordance with accounting principles generally accepted in the United States of America.

YSL & Associates LLC

New York, NY

March 11, 2014

ABOUT CORPORATE FINANCE CORPORATION
STATEMENT OF FINANCIAL CONDTION
DECEMBER 31, 2013

Assets		
Cash		148,640
Fees receivable		30,000
Fixed assets (net of accumulated depreciation)		25,927
Other assets		2,057
Security deposit		5,968
Total Assets	$	212,592
Liabilities and Stockholder's Equity		
Liabilities:		
Accounts payable and accrued expenses	$	75,138
Deferred rent		5,174
Due to parent company		10,755
Total Liabilities	$	91,067
Stockholder's Equity		
Common stock, no par value, 3,000 shares authorized, 2,174 shares issued and outstanding		
Additional paid in capital	$	447,760
Accumulated deficit		(326,235)
Total Stockholder's Equity		121,525
Total Liabilities and Stockholder's Equity		212,592

The accompanying notes are an integral part of these financial statements.

ABOUT CORPORATE FINANCE CORPORATION
STATEMENT OF FINANCIAL CONDTION
DECEMBER 31, 2013

NOTE 1 - ORGANIZATION AND NATURE OF BUSINESS

About Corporate Finance Corporation (the "Company"), previously known as Foundation Markets Corporation, is a broker-dealer and as such is registered with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is a wholly owned indirect subsidiary of About Corporate Finance Limited, a United Kingdom corporation (the "Parent").

The Company acts as a broker for institutional customers in the purchase and sale of private placement securities and also engages in other corporate finance transactions.

The Company was a developmental stage company in previous years. The Company was no longer considered as a developmental company since July 2013.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates
These financial statements were prepared in conformity with accounting principles generally accepted in the United States of America which require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of this statement of financial condition and the amounts of revenues and expenses during the reported period. Actual results could differ from these estimates.

Revenue Recognition
Revenues are recognized when earned on private placement and corporate finance transactions.

Cash and cash equivalents
All cash deposits are held by one financial institution and therefore are subject to credit risk at that financial institution. Management does not believe there to be any significant risk with respect to these deposits.

NOTE 3 – COMMITMENTS

The Company entered into a non-cancelable lease for its office premises in July 2013, which expires October 2017. The future minimum annual base rent payments required under this operating lease are as follows:

Year Ending December 31,	Total Commitments
2014	$ 66,000
2015	68,000
2016	70,000
2017	53,700
	257,700

NOTE 4 - FURNITURE and EQUIPMENT

Furniture and equipment are stated at cost less accumulated depreciation. Depreciation is computed on a straight-line basis over the estimated useful life of the assets which is three years.

Fixed assets at December 31, 2013 consists of:

Computer equipment and software	$ 28,408
Less: Accumulated depreciation	(2,481)
	$ 25,927

NOTE 5 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule ("SEC rule 15c3-1"), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2013, the Company had net capital of $57,573 which was $51,502 in excess of its required net capital of $6,071.

NOTE 6 – RELATED PARTY TRANSACTIONS

The Company and its Parent company each pay certain expenses on behalf of each other. The net amount due from these transactions at year end is shown as due to parent.

NOTE 7 – INCOME TAXES

The Company has accumulated net losses which will be carried forward to offset future taxable income for federal, state and certain local income taxes. Accordingly, the Company has not provided for federal and state income taxes.

At December 31, 2013, management has determined that the Company had no uncertain tax positions that would require financial statement recognition. This determination will always be subject to ongoing reevaluation as facts and circumstances may require. The Company remains subject to U.S. federal and state income tax audits for all periods subsequent to 2009.

NOTE 8 – EVENTS

In May 2013, FINRA provided the Company with a final written notification of approval for the stock purchase agreement, entered by About USA Holdings Corporation ("AUHC") in August 2012 to purchase 100% of the issued and outstanding shares of the Company.

NOTE 9 - RECENT REGULATORY DEVELOPMENTS

In July 2013, the U.S. Securities and Exchange Commission ("SEC") adopted amendments to its broker-dealer reporting rules, which will now require, among other things, that audits of all SEC-registered broker-dealers be conducted under Public Company Accounting Oversight Board ("PCAOB") standards for fiscal years ending on or after June 1, 2014, effectively replacing the American Institute of Certified Public Accountants with the PCAOB as the auditing standard-setter for auditors of broker-dealers, and replacing Generally Accepted Auditing Standards with PCAOB standards for broker-dealers that are subject to audit. Broker-dealers will be required to file either compliance reports or exemption reports, as applicable, and file reports of independent public accountants covering compliance reports or exemption reports (prepared in accordance with the PCAOB standards). Additionally, effective December 31, 2013, if a broker-dealer is a SIPC member firm, broker-dealer audited financial statements will also be required to be submitted to SIPC, and broker-dealers will be required to file a new quarterly Form Custody.

In addition, SEC adopted amendments to various financial responsibility rules. For a broker-dealer such as the Company, these amendments were mostly technical in nature and effectively ratified various interpretive and no-action positions taken by SEC staff over many years or which conformed to existing practices or self-regulatory organization rules.

Management has evaluated the implications of the amendments to the broker-dealer reports and the financial responsibility rules and does not expect that the adoption of the amendments will have a material impact on the Company or its financial statements.

NOTE 10 - SUBSEQUENT EVENTS

In preparing its financial statements, the Company has evaluated subsequent events through the date the reports were issued.